GEMPLUS INTERNATIONAL S.A.
46a, avenue JF Kennedy
2nd floor
L-1855 Luxembourg
Grand Duchy of Luxembourg
April 19, 2006
Via Facsimile: +1 (202) 772-9205

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
Attention:	Larry M. Spirgel
Adam Washecka
Re:	Gemplus International S.A. (the “Company”) Form 20-F for the fiscal year ended December 31, 2004 Filed June 30, 2005 File No. 000-31052
Dear Mr. Spirgel:
We are responding to the Staff of the Securities and Exchange Commission’s letter dated February 13, 2006, concerning the above-referenced filing. For your convenience, we have repeated the Staff’s comments before each of our responses below.
Form 20-F for the year ended December 31, 2004
11. Goodwill, page F-20
Impairment tests for goodwill, page F-21 and Related party transactions, page F-44
Comment:
1. We have considered your response to comment 2 of your letter dated December 24, 2005 and your response to comment 19 of your letter dated October 13, 2005. In light of our request that you amend your 2004 Form 20-F, please revise to present the disposal of SLP and Certplus as discontinued operations in accordance with paragraph 41 through 44 of SFAS 144. When complying with this comment note that you should present additional US GAAP earnings per share data for continuing and discontinued operations as required by paragraphs 36 and 37 of SFAS 128.
Response:
Below is the requested US GAAP reconciliation information that addresses the Staff’s comments numbered 1 and 5. This information is an extract of the information that we intend to include in our forthcoming filing on Form 20-F for the year 2005 in Note 40 to our financial statements, and which has previously been filed with the SEC under Form 6-K with our annual consolidated financial statements, as follows:

40. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EU AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The Company’s Consolidated Financial Statements are prepared in accordance with IFRS as adopted by the EU, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP).
The principal differences between IFRS as adopted by the EU and US GAAP are presented below with explanations of certain adjustments that affect consolidated net income and total shareholders’ equity:

(in thousands of euros, except shares and per share amounts)
Years ended December 31	2005	2004 (restated)	2003

Net income (loss) in accordance with IFRS	91,938	6,291	(158,955)

Minority interest	(1,508)	(1,617)	(2,152)
Capitalized development costs	—	—	7,321
Goodwill amortization and impairment	—	10,528	(18,522)
Reversal of restoration of impairment losses on long-lived assets	117	19	(2,555)
Stock options accounting	2,689	(6,950)	(6,399)
Purchase accounting	—	—	(837)
Discounting of tax carryback receivable	(1,095)	2,754	—
Deferred combination costs	(3,259)	—	—
Other differences	(9)	(57)	26
Deferred tax effect of US GAAP adjustments	(35)	(3)	393

Total differences between US GAAP and IFRS	(3,100)	4,674	(22,725)

Net income (loss) in accordance with US GAAP	88,838	10,965	(181,680)

Change in cumulative other comprehensive adjustment in accordance with IFRS	(16,364)	7,386	(4,001)
Change in effect of adjustments on other comprehensive income	(2,718)	(661)	240
Other comprehensive income (loss) in accordance with US GAAP, net of tax	(19,082)	6,725	(3,761)

Comprehensive income (loss) in accordance with US GAAP	69,756	17,690	(185,441)

Net income (loss) per share in accordance with US GAAP:
Basic	0.14	0.02	(0.30)
Diluted	0.14	0.02	(0.30)

Number of shares:
Basic	618,337,539	606,672,060	605,658,965
Diluted	634,794,569	619,022,472	605,658,965

(in thousands of euros)
December 31	2005	2004 (restated)	2003

Shareholders’ equity in accordance with IFRS	837,706	721,313	707,085

Minority interest	(12,837)	(10,701)	(12,073)
Goodwill amortization and impairment	41,183	41,183	30,655
Reversal of restoration of impairment losses on long-lived assets	(2,393)	(2,148)	(2,555)
Non-recourse loans	(4,276)	(4,276)	(4,276)
Purchase consideration	(11,292)	(11,292)	(11,292)
Other comprehensive income	(10,293)	(8,565)	(7,904)
Discounting of tax carryback receivable	1,659	2,754	—
Deferred combination costs	(3,259)	—	—
Other differences	10	19	76
Deferred tax effect of US GAAP adjustments	266	301	363

Total differences between US GAAP and IFRS	(1,232)	7,275	(7,006)

Shareholders’ equity in accordance with US GAAP	836,474	728,588	700,079

2.

Restatement of previously issued US GAAP reconciliation
Accounting for a tax carryback receivable
The Company determined that it was required to restate the discounting of its carryback under US GAAP. A carryback was recognized in 2004. As the cash settlement of this receivable will occur in mid-2007, the carryback has been discounted under IFRS. Under US GAAP, as the carryback is the indirect consequence of a tax settlement and paragraph 3(e) of APB 21 specifically exempts tax settlements from its scope, the impact of discounting has been restated to present the carryback receivable at nominal value.
The following table presents the impact of the restatement adjustment on the Company’s previously reported 2004 US GAAP reconciliation:

(in thousands of euros, except shares and per share amounts)
Years ended December 31	2004 (as previously reported)	2004 (restated)

Net income in accordance with IFRS	6,291	6,291

Minority interest	(1,617)	(1,617)
Reversal of restoration of impairment losses on long-lived assets	19	19
Stock options accounting	(6,950)	(6,950)
Goodwill amortization and impairment	10,528	10,528
Discounting of tax carryback receivable	—	2,754
Other differences	(57)	(57)
Deferred tax effect of US GAAP adjustments	(3)	(3)

Total differences between US GAAP and IFRS	1,920	4,674

Net income in accordance with US GAAP	8,211	10,965

Change in cumulative other comprehensive adjustment in accordance with IFRS	7,386	7,386
Change in effect of IFRS/US GAAP adjustments on other comprehensive income	(661)	(661)
Other comprehensive income (loss) in accordance with US GAAP, net of tax	6,725	6,725

Comprehensive income in accordance with US GAAP	14,936	17,690

Net income per share in accordance with US GAAP:
Basic	0.01	0.02
Diluted	0.01	0.02

Number of shares:
Basic	606,672,060	606,672,060
Diluted	619,022,472	619,022,472

(in thousands of euros)
December 31	2004	2004
	(as previously reported)	(restated)

Shareholders’ equity in accordance with IFRS	721,313	721,313

Minority interest	(10,701)	(10,701)
Reversal of restoration of impairment losses on long-lived assets	(2,148)	(2,148)
Non-recourse loans	(4,276)	(4,276)
Purchase consideration	(11,292)	(11,292)
Goodwill amortization and impairment	41,183	41,183
Other comprehensive income	(8,565)	(8,565)
Discounting of tax carryback receivable	—	2,754
Other differences	19	19
Deferred tax effect of US GAAP adjustments	301	301

Total differences between US GAAP and IFRS	4,521	7,275

Shareholders’ equity in accordance with US GAAP	725,834	728,588

3.

Reporting discontinued operations
The Company decided to terminate the activities of its subsidiaries SLP Infoware SA (SLP) in 2003 and Certplus in 2004. Under IFRS, the Company assessed that those activities were not separate lines of business and recorded the impact of the discontinuation of the activity within operating income. Under US GAAP, the Company determined that it was required to report the discontinuation of SLP and Certplus as discontinued operations. Under US GAAP, a component of an entity that has been disposed and in which the entity will not have any significant continuing involvement after the disposal transaction, is reported in discontinued operations.
The following table presents the impact of the restatement adjustments on the Company’s 2004 and 2003 net income (loss) from continuing operations in accordance with US GAAP:

(in thousands of euros, except shares and per share amounts)
Years ended December 31	2004	2004	2003	2003
	(as reported	(restated)	(as previously	(restated)
	above)		reported)

Net income (loss) from continuing operations in accordance with US GAAP	10,965	12,519	(181,680)	(146,093)

Loss on discontinued operations	—	(1,554)	—	(35,587)

Net income (loss) in accordance with US GAAP	10,965	10,965	(181,680)	(181,680)

Net income (loss) from continuing operations per share in accordance with US GAAP:
Basic	0.02	0.02	(0.30)	(0.24)
Diluted	0.02	0.02	(0.30)	(0.24)

Net income (loss) from discontinued operations per share in accordance with US GAAP:
Basic	—	(0.00)	—	(0.06)
Diluted	—	(0.00)	—	(0.06)

Net income (loss) from per share in accordance with US GAAP:
Basic	0.02	0.02	(0.30)	(0.30)
Diluted	0.02	0.02	(0.30)	(0.30)

14. Investment in Associates, page F-22
Comment:
2. We note in your response to comment 4. In light of our other comments, we believe that you should also revise your Form 20-F for the year ended December 31, 2004 to comply fully with the disclosure requirements of Rule 4-08(g) of Regulation S-X. Further, taking into consideration paragraph 20(d) of APB 18 and paragraph 37(b) of IAS 28, we think that you should include the 2003 summarized financial information of your associates in your revised document. Please revise or advise.
Response:
The following is an extract from our 2005 Form 20-F — Note 15 to the financial statements, which has previously been filed with the SEC under Form 6-K with our annual consolidated financial statements:

4.

At December 31, 2005, the Company’s investments in associates over which the Company has significant influence, but not control, consisted of the following:

		Percentage of			Percentage of
Name of the company	Country	ownership	Name of the company	Country	ownership

Leigh Mardon Gemplus Pty Ltd	Australia	50%	CLM GmbH & Co. KG	Germany	50%
Solutions Fides	Canada	49%	CLM GmbH	Germany	50%
Atchik-Realtime A/S	France	23.8%	Toppan Gemplus Services Co. Ltd	Japan	50%
Welcome Realtime SA	France	49%	Concesionaria Renave SA de CV	Mexico	20%
Immotec Systemes SAS	France	49%	Gemplus EDBV Smart Labs Pte Ltd	Singapore	50%
			Gemplus EDBV Smart Labs
Gkard SAS	France	50%	Management Pte Ltd	Singapore	50%
Netsize SA	France	24%	AB Svenska Pass	Sweden	50%
Setelis SA	France	21.6%
The 2005 Form 20-F will also include the following summarized financial information of our associates:
At December 31, 2004 and 2003, the summarized financial information relating to the Company’s associates was as follows (in thousands of euros):

	December 31, 2004	December 31, 2003

Revenues	109,577	79,209
Assets	52,232	41,612
Liabilities	43,891	30,530

Profit (loss)	(6,493)	(10,622)

The disclosures required by Rule 4-08(g) of Regulation S-X had been abbreviated since equity method accounting does not require the presentation of a condensed balance sheet and income statement and as such classification differences have not historically been reviewed.
19. Non-Current Portion of Provision and Other Liabilities, page F-25
Comment:
3. We refer to your response to comment 5. Please explain to us the difference between the France: property tax and France: business tax, as discussed in footnotes (2) and (3), respectively.
Response:
Business license tax in France is applicable to entities carrying out commercial or professional activities. The tax is assessed on the basis of special schedules, which take account of the rental value of the tangible fixed assets used and the salaries paid.
Property taxes are paid both on developed and undeveloped land located in France. The tax is assessed on the owner and is based on the rental value. The rate varies according to the location of the property.
Comment:
4. Please revise to disclose in greater detail your accounting policy for loss accruals and to include the disclosure requirements of paragraph 10 of SFAS 5. Further, please tell us in your response letter whether you discount your contingent liabilities.

5.

Response:
In fiscal year 2004, there is no example where no accrual is made for a loss contingency. We also confirm that there is no exposure to loss in excess of the amount accrued.
For each significant accrual recorded in FY 2004 and disclosed in the financial statements, we confirm the following:

	Amount of the	No accruals made	Exposure to loss in
(in thousands	accrual as of	for loss	excess of the	Nature of the	Estimate of the
of euros)	December 31, 2004	contingencies	amount accrued	contingency	possible loss	Range of loss

Patent claims	9,000	Not applicable	Not applicable	Patent claim	9,000	Not applicable
Income tax claims	7,440	Not applicable	Not applicable	Income tax claim	7,440	Not applicable
Other non significant	2,375	Not applicable	Not applicable	Not disclosed (non significant)	2,375	Not applicable
Our 2005 Form 20-F will include the following statement:
“As of December 31, 2005, 2004 and 2003, there is no situation where no accrual is made for a loss contingency because the amount of loss cannot be reasonably estimated, or because the probability that the loss may have been incurred is less than probable and more than possible.”
We did not discount our contingent liabilities as the final cost and payout dates were not known.
Comment:
5. We note your response to comment 6; however, we continue to believe the impact of discounting is material. We remind you that paragraph 3(e) of APB 21 specifically exempts tax settlements from its scope. Please revise your US GAAP reconciliations and other financial statements disclosures to remove the impact of discounting this income tax receivable.
Response:
Please refer to the US GAAP reconciliation information provided in response to comment number 1, above.
Comment:
6. Further, we note in your response to comment 13 in your letter dated October 13, 2005 that based on the IFRIC minutes of June 3 and 4, 2004, you believe that the general view of the IFRIC is that current taxes payable should be discounted, and that there should be no difference in the treatment of current taxes receivable. It is our understanding that while IFRIC agreed in theory with the discounting of income taxes payable, they had concerns about whether allowing for the discounting of these payables created a conflict with IAS 20. We also understand that a number of modifications were made to IAS 20 by the IASB in July 2004. Help us better understand which specific modifications to IAS 20 you believe alleviated the IFRIC’s concerns about the potential for inconsistency.

6.

Response:
IAS 20 deals with accounting for government grants. A government grant is defined in IAS 20 as a transfer of resources “in return for past or future compliance with certain conditions relating to the operating activities of the entity.” The Board noted that the requirements of IAS 20 consisting in not treating as government grants loans at nil or low interest conflicts with IAS 39. IAS 39 requires financial liabilities to be measured at fair value. The Board decided to delete the references to loans at nil or low interest rates from IAS 20.
39. Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles, page F-46.
Comment:
7.	In an effort to provide clearer US GAAP goodwill disclosures, please revise to clearly indicate the following:
•	The IFRS to US GAAP net income (loss) and shareholders’ equity reconciling amounts related to goodwill amortization.

•	The IFRS to US GAAP net income (loss) and shareholders’ equity reconciling amounts related to goodwill impairment.

•	The goodwill balance under US GAAP for each balance sheet period presented.
Response:
We propose to include in our 2005 Form 20-F the following line items in our US GAAP net income (loss) and shareholders’ equity reconciling amounts related to goodwill amortization and impairment (2002 information is provided for the Staff information):

(in thousands of euros)
IFRS to US GAAP reconciling amount on Net Income (loss)	2005	2004	2003	2002

Goodwill amortization on consolidated subsidiaries	—	7,718	13,172	24,993
Goodwill impairment on consolidated subsidiaries	—	—	(34,893)	22,124
Goodwill amortization and impairment on Associates	—	2,810	3,199	2,060

Total	—	10,528	(18,522)	49,177

IFRS to US GAAP reconciling amount on Shareholders’ equity	2005	2004	2003	2002

Goodwill amortization on consolidated subsidiaries	45,883	45,883	38,165	24,993
Goodwill impairment on consolidated subsidiaries	(12,769)	(12,769)	(12,769)	22,124
Goodwill amortization and impairment on Associates	8,069	8,069	5,259	2,060

Total	41,183	41,183	30,655	49,177

Our 2005 Form 20-F will also include the following information relating to the goodwill balance:
Under US GAAP, the balance of goodwill as at December 31, 2005, 2004 and 2003 was respectively €118,553 thousand, €55,101 thousand and €55,913 thousand.
Comment:
8. Please provide us a quantified summary of the items included in the “Other differences” caption in your reconciliation of net income and shareholders’ equity for 2002, 2003 and 2004. Also, please explain to us why you did not separately disclose any significant reconciling items included in this caption, if applicable.
Response:
There are no individually significant reconciling items included in the caption “Other differences”.

7.

In fiscal years 2002, 2003 and 2004, the only difference identified and presented under this line item related to certain start-up costs, with a remaining net book value of €50 thousand, €76 thousand and €19 thousand, respectively. The Company determined that those costs should be expensed as incurred under US GAAP.
Comment:
9. We refer to your Other comprehensive income disclosure on page F-49. While we note that you include the IFRS to US GAAP accumulated other comprehensive income reconciling items in your footnote disclosure, given that you have disclosed Other comprehensive income (loss) in accordance with US GAAP as part of the reconciliation on page F-46, we believe you should disclose the individual other comprehensive income reconciling items between IFRS and US GAAP there as well. Please advise or revise.
Response:
The reconciling amounts are solely made of the reconciling items disclosed on page F-49:

(in thousands of euros)
	Dec. 31, 2002	Change	Dec. 31, 2003	Change	Dec. 31, 2004

Currency translation adjustment	(136)	1	(135)	(2)	(137)
Minimum pension liability	(8,008)	239	(7,769)	(659)	(8,428)

Total reconciling amount on OCI	(8,144)	240	(7,904)	(661)	(8,565)
As disclosed on page F-49
Reconciling item on shareholders’ equity
Reconciling item on Comprehensive income
We suggest to include this information in our 2005 Form 20-F.
Comment:
10. We note your response to comment 8. With respect to each of your associates, identify for us the GAAP under which they report and explain to us the reconciling items that you have identified between the associate’s home country GAAP and IFRS.

8.

Response:
The only reconciling item between IFRS and US GAAP identified and recorded by the Company is goodwill amortization. Please also see our response to the Staff’s comment number 8 in our letter of December 24, 2005. We further describe the accounting principles under which our associates report below.

	(in thousands of euros)
December 31, 2004	Share in equity	Primary GAAP	Auditor

Netsize SA	(482)	French GAAP	KPMG
Realtime A/S	868	Danish GAAP	PwC
Welcome Realtime SA	2,075	French GAAP	PwC
Gemplus EDBV Smart Labs Pte Ltd	2,183	Assets consists of cash => N/A	Ernst & Young
Toppan Gemplus Services Co.	797	Japanese GAAP	KPMG
Intranode	—	N/A	N/A
Immotec Systemes SAS	294	French GAAP	N/A
Leigh Mardon Gemplus Pty Ltd	513	Australian GAAP	KPMG
Others non material	—	N/A	N/A

Total	6,248

Comment:
11. Further, given the nature of the differences between US GAAP and IFRS identified in your financial statement reconciliations, please explain to us in greater detail why similar differences do not exist for your associates.
Response:
Differences between US GAAP and IFRS mainly include (i) minority interests, (ii) capitalized development costs, (iii) goodwill amortization and (iv) stock options. The only reconciling item identified between IFRS and US GAAP relates to goodwill amortization.
The Company has specifically identified four associates for which IFRS and US GAAP adjustments may be material. Please see the table provided above. Three out of four associates have been reviewed through the routine balance sheet review process initiated by the Company in all its subsidiaries, which also applies to its associates. With regards to the fourth associate, in which the Company owns a 24% interest, no access has been granted by the associate for confidentiality reasons. An analytical review has been performed on this associate’s financial statements. For those four associates, no US GAAP adjustment was identified through this process.
As part of its reviews, the Company has identified the following areas where potential differences could arise between IFRS and US GAAP in relation to all its investments in associates. For each associate, without exception, the following procedures have been implemented:
•	Goodwill amortization: as described in our first response, this US GAAP adjustment is booked without considering the associate’s materiality level.

•	Deferred development costs: our associates are primarily start-up software companies that generally expense their development costs as incurred. The Company has ensured, without considering the associates materiality level, that no material deferred development costs were capitalized, neither under IFRS nor US GAAP.

•	Accounting for stock options: although our associates are non-listed companies, they may grant stock options to their employees and directors. The Company analyzed that the options had been granted at or near fair value, because they have generally been granted upon financing rounds, with the exercise price based on the fair value given to the associate’s shares for capital increase purposes. Therefore, the Company’s analysis was that no material compensation expense should be accounted for under APB 25.

9.

Comment:
12. Refer to the table provided in response to comment 8 and explain to us why the Company recognized a loss in connection with its investments in Netsize when its share in equity is a negative amount.
Response:
For confidentiality reasons, we have not provided the allocation of goodwill per associate. A large portion of the goodwill relates to Netsize. In accordance with APB 18, the Company records its share of losses of Netsize until they exceed the carrying amount of the Company’s investment in this associate, which includes goodwill.
Comment:
13. Also, regarding the table provided in response to comment 8, please explain why the amount of the Company’s share in P&L does not agree with the share of profit (loss) of associates of Euro 5,970 reported on the IFRS income statement.
Response:
Under IFRS, the line item “Share of profit (loss) of associates” includes amortization and impairment of the goodwill related to associates, in an amount of €4,235 thousand for the year-ended December 31, 2005. Therefore, the share of loss (€1,735 thousand) and goodwill amortization (€4,235 thousand) match with the P&L line item.

(in thousands of euros)
	December 31, 2004	Year ended December 31, 2004
			Goodwill
	Share		amortization
	in equity	Share in P&L	expense IFRS

Netsize SA	(482)	(1,166)	(2,309)
Realtime AS	868	(30)	(1,472)
Welcome Realtime A/S	2,075	(579)	(375)
Gemplus EDBV Smart Labs Pte Ltd	2,183	(173)	—
Toppan Gemplus Services Co. Ltd	797	442	—
Intranode	—	9	(79)
Immotec Systemes SAS	294	(70)	—
Leigh Mardon Gemplus Pty Ltd	513	(296)	—
Others non material	—	128	—

Total	6,248	(1,735)	(4,235)

10.

14. Please note that we consider amended filing to be future filing. As such, please make all revisions that you have proposed to make in future filings in your amended 2004 Form 20-F filing.
Response:
Given the nature of the additional disclosure that would be provided in an amended 2004 Form 20-F filing, and given the information that has been recently filed with the SEC under Form 6-K with our annual consolidated financial statements, the Company would welcome the opportunity to discuss with the Staff whether the disclosure contained in the Company’s filing on Form 20-F for the year 2005 may serve these purposes.
*****
If the Staff has any questions regarding any of the above, please do not hesitate to contact Jason Cohen at +41 787702285.
The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.
Very truly yours,
Gemplus International SA
/s/
Frans Spaargaren
Chief Financial Officer

11.